1. INTRODUCTION
This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Acreage Holdings, Inc. (the “Company”, “we”, “our”, “us” or “Acreage”), formerly known as Applied Inventions Management Corp., is for the three and nine months ended September 30, 2019. It is supplemental to, and should be read in conjunction with, the Company’s unaudited condensed interim consolidated financial statements and the accompanying notes for the three and nine months ended September 30, 2019 and 2018. The Company’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). Financial information presented in this MD&A is presented in thousands of United States (“U.S.”) dollars, unless otherwise indicated.
This MD&A has been prepared by reference to the MD&A disclosure requirements established under National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.
This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. All statements, other than statements of historical fact, included herein are forward-looking information, including, for greater certainty, statements regarding the proposed transaction (the “Proposed Transaction”) with Canopy Growth Corporation (“Canopy Growth”), including the anticipated benefits and likelihood of completion thereof.
Generally, forward-looking information may be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. There can be no assurance that such forward-looking information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such forward-looking information. This forward-looking information reflects Acreage’s current beliefs and is based on information currently available to Acreage and on assumptions Acreage believes are reasonable. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Acreage to be materially different from those expressed or implied by such forward-looking information. Such risks and other factors may include, but are not limited to: the available funds of Acreage and the anticipated use of such funds; the availability of financing opportunities; the ability of Acreage and Canopy Growth to satisfy, in a timely manner, the conditions to the completion of the Proposed Transaction; other expectations and assumptions concerning the transactions contemplated between Acreage and Canopy Growth; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of Acreage; risks related to proprietary intellectual property and potential infringement by third parties; the concentrated voting control of Acreage’s founder and the unpredictability caused by Acreage’s capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; and limited research and data relating to cannabis. A description of additional assumptions used to develop such forward-looking information and a description of additional risk factors that may cause actual results to differ materially from forward-looking information can be found in Acreage’s disclosure documents, including the Circular and Acreage’s Annual Information Form for the year ended December 31, 2018 filed on April 29, 2019, on the SEDAR website at www.sedar.com. Although Acreage has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking information as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. The forward-looking information contained in this MD&A represents the expectations of Acreage as of the date of this MD&A and, accordingly, is subject to change after such date. However, Acreage expressly disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.
Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this MD&A.

This MD&A was prepared by management of the Company and is dated and presented as at November 22, 2019.
2. OVERVIEW OF THE COMPANY
Acreage Holdings, Inc., formerly known as Applied Inventions Management Corp., was continued into the Province of British Columbia under the Business Corporations Act (British Columbia). The Company’s Class A Subordinate Voting Shares are listed on the Canadian Securities Exchange under the symbol “ACRG.U”, quoted on the OTCQX under the symbol “ACRGF” and traded on the Frankfurt Stock Exchange under the symbol “0VZ”. The Company operates through its consolidated subsidiary High Street Capital Partners, LLC (“HSCP”), a Delaware limited liability company. HSCP, which does business as “Acreage Holdings”, was formed on April 29, 2014. The Company became an indirect parent of HSCP on November 14, 2018 in connection with a reverse takeover (“RTO”) transaction.
HSCP was founded by Kevin Murphy to invest in the burgeoning U.S. regulated cannabis market. Historically, Acreage’s principal business activity was to make debt and equity capital investments in existing cannabis license holders, cannabis license applicants and related management companies. These portfolio companies were party to financing and consulting services agreements with the Company in states throughout the U.S. where medical and/or adult use of cannabis is legal. Such investments included (but were not limited to) debt securities (secured or unsecured), convertible debt instruments, LLC membership interests, and common or preferred equity securities issued by the portfolio company.
In 2018, the Company continued the process that began in 2017 of obtaining controlling positions in nearly all portfolio companies under its ownership with the intent of becoming a single cohesive company operating across multiple states. The Company strives towards controlling as much of the supply chain as possible on a national and global scale, while also expanding investment in new cannabis technologies and products. The Company will seek to leverage its breadth of operations and first-mover advantage to create enduring brands and intellectual property that will have enduring value as the market matures and becomes increasingly competitive.
In 2019 and forward, the Company plans to continue to grow organically and to seek strategic investments to further its reach across the country.
The Company has invested in geographically diverse licensed dispensaries, cultivation and processing facilities and other cannabis related companies that operate in both adult use and medical authorized states across the U.S. In states where medical cannabis license holders may only be non-profit entities, the Company provided, and continues to provide, management or consulting services to the respective non-profit medical cannabis license holders on a contractual basis.
Today, we believe the Company is one of the leading vertically integrated multi-state cannabis operators in the U.S. Headquartered in New York City, the Company has one of the largest footprints of any cannabis company in the U.S. and is dedicated to building and scaling operations to create a seamless, consumer-focused, branded cannabis experience. The Company’s mission is to champion and provide access to the beneficial properties of cannabis by creating the highest-quality products and experiences. We have fostered strong partnerships with regulators, physicians and medical researchers, with the aim of setting a new standard for the industry. As legislation and regulations evolve, we believe we are poised to build on our leadership position by expanding our footprint and capabilities in bringing safe, affordable cannabis to the market. We deeply believe in the transformational power that cannabis has to heal and change the world.
Transition from IFRS to U.S. Generally Accepted Accounting Principles
As of June 30, 2019, Acreage determined it no longer qualifies as a foreign private issuer under the SEC rules.  Consequently, financial statements will be prepared using U.S. Generally Accepted Accounting Principles (“U.S. GAAP”) beginning with Acreage’s 2019 annual consolidated financial statements to be filed on Form 10-K, expected to be filed in February 2020.
Annual Meeting of Shareholders
The Company currently anticipates that it will hold its 2020 annual general meeting of shareholders (the “2020 Annual Meeting”) on May 12, 2020.
Under the Company’s articles (the “Articles”), for director nominations to be presented at the 2020 Annual Meeting, the Secretary of the Company must receive notice in accordance with the Articles at the Company’s principal executive offices not later than April 2, 2020. The notice must include all of the information required by the Articles.
Shareholder proposals intended for inclusion in the Company’s proxy materials under Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for the 2020 Annual Meeting must be received at the Company’s principal executive offices no later than January 8, 2020. Proposals and notices of proposals should be delivered to: Office of the Corporate Secretary, 366 Madison Ave, 11th Floor, New York, NY 10017.

Highlights from the three and nine months ended September 30, 2019
During the three months:
•We closed on our purchase of Kanna, Inc., a dispensary license holder in California.
During the nine months:

•	We closed our acquisition of Form Factory Holdings, LLC (“Form Factory”), a manufacturer and distributor of cannabis-based edibles and beverages.

•
We entered into a definitive arrangement agreement giving Canopy Growth Corporation, a world-leading diversified cannabis and hemp company, the right to acquire 100% of the shares of Acreage, with a requirement to do so at such time as cannabis production and sale become federally legal in the U.S. A payment of $300 million was made to Acreage shareholders upon implementation of the arrangement, which occurred effective June 27, 2019. In addition, Acreage is entitled to use certain of Canopy Growth Corporation’s portfolio of intellectual property on a no-fee basis.

•	We entered into a definitive agreement to acquire all of the outstanding equity interests in Deep Roots Medical, LLC, a vertically integrated cannabis operator in Nevada.

•	We acquired all remaining interests in NCC LLC (“NCC”), a dispensary license holder in Illinois.

•	We closed on our definitive agreement to purchase Thames Valley Apothecary, LLC, a dispensary license holder in Connecticut, increasing our footprint to three dispensaries in the state.
Operational and Regulation Overview
We believe Acreage’s operations are in compliance with all applicable state and local laws, regulations and licensing requirements in the states which we operate. However, cannabis is illegal under U.S. federal law. Substantially all our revenue is derived from U.S. cannabis operations. For a regulatory overview of the states in which we operate and information about risks related to U.S. cannabis operations, please refer to the Company’s Annual Information Form (filed on April 29, 2019) filed under the Company’s profile on SEDAR.

3. SELECTED FINANCIAL INFORMATION
The following table presents selected financial data derived from the indicated periods consolidated financial statements of the Company for the three and nine months ended September 30, 2019 and 2018 and as at September 30, 2019 and December 31, 2018. The comparative amounts presented for the three and nine months ended September 30, 2018 are those of HSCP. The selected financial information set out below may not be indicative of the Company’s future performance.

in thousands, except	Three Months Ended September 30,				Nine Months Ended September 30,
per share amounts			Change				Change
	2019	2018	$	%	2019	2018	$	%
New England	$11,249	$2,527	$8,722	345%	$26,866	$3,281	$23,585	719%
Mid-Atlantic	6,067	660	5,407	819%	13,690	660	13,030	n/m
Midwest	2,074	—	2,074	n/m	4,515	—	4,515	n/m
West	3,029	2,317	712	31%	8,014	6,711	1,303	19%
Eliminations	(17)	—	(17)	n/m	(41)	—	(41)	n/m
Revenues, net	$22,402	$5,504	$16,898	307%	$53,044	$10,652	$42,392	398%
Cost of goods sold	(13,245)	(3,630)	(9,615)	265%	(32,545)	(6,858)	(25,687)	375%
Gross profit excluding fair value items	$9,157	$1,874	$7,283	389%	$20,499	$3,794	$16,705	440%
Realized fair value amounts included in inventory sold	(4,810)	(400)	(4,410)	n/m	(8,833)	(400)	(8,433)	n/m
Unrealized fair value gain on growth of biological assets	7,330	2,118	5,212	246%	23,043	3,097	19,946	644%
Gross profit	$11,677	$3,592	$8,085	225%	$34,709	$6,491	$28,218	435%
Total operating expenses	(58,135)	(15,965)	(42,170)	264%	(149,249)	(26,313)	(122,936)	467%
Total other income (loss)	(1,482)	8,566	(10,048)	n/m	(1,480)	18,420	(19,900)	n/m
Income tax expense	(3,165)	(172)	(2,993)	n/m	(10,436)	(655)	(9,781)	n/m
Net loss	$(51,105)	$(3,979)	$(47,126)	n/m	$(126,456)	$(2,057)	$(124,399)	n/m
Less: net income (loss) attributable to non-controlling interests	(11,241)	530	(11,771)	n/m	(28,640)	730	(29,370)	n/m
Net loss attributable to Acreage Holdings, Inc.	$(39,864)	$(4,509)	$(35,355)	784%	$(97,816)	$(2,787)	$(95,029)	n/m
Net loss per share attributable to Acreage Holdings, Inc. - basic and diluted	$(0.45)	$(0.06)	$(0.39)	650%	$(1.15)	$(0.05)	$(1.10)	n/m
			Change
	September 30, 2019	December 31, 2018	$	%
Total assets	671,432	571,821	99,611	17%
Total non-current liabilities	90,958	32,147	58,811	183%
n/m - Not meaningful

Results of operations for the three and nine months ended September 30, 2019 as compared to the three and nine months ended September 30, 2018
Revenues, net
The Company derives its revenues from sales of cannabis and cannabis-infused products through retail dispensary and cultivation businesses, as well as from management or consulting fees from entities for whom we provide management or consulting services. As at September 30, 2019, Acreage had five operational dispensary facilities in Oregon (three in Portland, one in Eugene and one in Springfield), four in New York (Buffalo, Farmingdale, Middletown, and Queens), three in Connecticut (Bethel, South Windsor and Uncasville), one in Baltimore, Maryland, one in Worcester, Massachusetts, one in Rolling Meadows, Illinois and one in Fargo, North Dakota. Acreage has cultivation facilities in Sinking Spring, Pennsylvania, Sterling, Massachusetts, Syracuse, New York, Freeport, Illinois and Cedar Rapids, Iowa. Acreage also collects management services revenues in Maine.

	Three Months Ended September 30,				Nine Months Ended September 30,
in thousands			Change				Change
	2019	2018	$	%	2019	2018	$	%
New England	$11,249	$2,527	$8,722	345%	$26,866	$3,281	$23,585	719%
Mid-Atlantic	6,067	660	5,407	819%	13,690	660	13,030	n/m
Midwest	2,074	—	2,074	n/m	4,515	—	4,515	n/m
West	3,029	2,317	712	31%	8,014	6,711	1,303	19%
Eliminations	(17)	—	(17)	n/m	(41)	—	(41)	n/m
Revenues, net	$22,402	$5,504	$16,898	307%	$53,044	$10,652	$42,392	398%
The increase in total revenues in the three and nine months ended September 30, 2019 was primarily driven by acquisitions, which contributed 208% and 290%, respectively. Substantially all of the revenue increase at our New England and Midwest segments was driven by acquisitions. Our Mid-Atlantic segment revenue increased primarily due to the increased production and demand in fiscal 2019. Acquisitions drove 15% and 13% of the increases in revenue at our West segment in the three and nine months, respectively.
Revenue earned from management services were not material in the three and nine months ended September 30, 2019 and 2018, as cannabis sales comprise substantially all of the Company’s revenue.
Cost of goods sold and gross profit
Gross profit is revenue less cost of goods sold, plus or minus the fair value changes in biological assets for the period. Cost of goods sold include costs directly attributable to inventory sold such as direct material, labor, and overhead. Such costs are further affected by various state regulations that limit the sourcing and procurement of cannabis and cannabis-related products, which may create fluctuations in gross profit over comparative periods as the regulatory environment changes.

	Three Months Ended September 30,				Nine Months Ended September 30,
in thousands			Change				Change
	2019	2018	$	%	2019	2018	$	%
Revenues, net	$22,402	$5,504	$16,898	307%	$53,044	$10,652	$42,392	398%
Cost of goods sold	(13,245)	(3,630)	(9,615)	265%	(32,545)	(6,858)	(25,687)	375%
Gross profit excluding fair value items	$9,157	$1,874	$7,283	389%	$20,499	$3,794	$16,705	440%
Realized fair value amounts included in inventory sold	(4,810)	(400)	(4,410)	n/m	(8,833)	(400)	(8,433)	n/m
Unrealized fair value gain on growth of biological assets	7,330	2,118	5,212	246%	23,043	3,097	19,946	644%
Gross profit	$11,677	$3,592	$8,085	225%	$34,709	$6,491	$28,218	435%
The increases in cost of goods sold was primarily driven by acquisitions, which contributed 194% and 292% to the increases in the three and nine months ended September 30, 2019, respectively.
The Company’s fair value adjustments in the three and nine months ended September 30, 2019 pertained to biological assets at our Pennsylvania, New York, Massachusetts and Illinois cultivation locations.
Gross margin, excluding fair value items, was 41% and 34% in the three months ended September 30, 2019 and 2018, respectively, and 39% and 36% in the nine months ended September 30, 2019 and 2018, respectively. As revenue earned from management services were not material in the three and nine months ended September 30, 2019 and 2018, gross margins are similarly not materially impacted.
Total operating expenses
Total operating expenses consist primarily of compensation expense at our corporate offices as well as operating subsidiaries, professional fees, which includes, but is not limited to legal and accounting services, depreciation and other general and administrative expenses. We expect these costs to increase in order to support our expansion plans and the increasing complexity of the cannabis business.

	Three Months Ended September 30,				Nine Months Ended September 30,
in thousands			Change				Change
	2019	2018	$	%	2019	2018	$	%
Total operating expenses	(58,135)	(15,965)	(42,170)	264%	(149,249)	(26,313)	(122,936)	467%
The increases in operating expenses were primarily driven by increased compensation expense, which increased $37,274, or 723%, and $91,208, or 893%, in the three and nine months ended September 30, 2019, respectively. The increase in compensation expenses was primarily driven by stock compensation and increased headcount to attract and retain talent and scale our operations.
General and administrative expenses also contributed $2,255, or 26%, and $23,373, or 177%, to the increase in the three and nine months ended September 30, 2019, respectively, primarily driven by the increased volume and complexity of services such as legal and other professional services required as the Company’s operations increased over the year.
Total other income (loss)

	Three Months Ended September 30,				Nine Months Ended September 30,
in thousands			Change				Change
	2019	2018	$	%	2019	2018	$	%
Total other income (loss)	(1,482)	8,566	(10,048)	n/m	(1,480)	18,420	(19,900)	n/m
The decline of total other income (loss) in the three and nine months ended September 30, 2019 was primarily driven by reduced income from investments and a decrease in fair market value of derivative liabilities. Income from investments decreased by $4,707 and $22,349 in the three and nine months ended September 30, 2019, respectively, due to the roll up of investments in the prior year. Decrease in fair market value of derivative liabilities associated with our convertible notes contributed $6,873 and $897 to the decline in the three and nine months ended September 30, 2019, respectively.
We expect other income (loss) items to continue to decline as a result of the substantial completion of the roll-up of the former minority investments of HSCP.
Net income (loss)

	Three Months Ended September 30,				Nine Months Ended September 30,
in thousands			Change				Change
	2019	2018	$	%	2019	2018	$	%
Net loss	$(51,105)	$(3,979)	$(47,126)	n/m	$(126,456)	$(2,057)	$(124,399)	n/m
Less: net income (loss) attributable to non-controlling interests	(11,241)	530	(11,771)	n/m	(28,640)	730	(29,370)	n/m
Net loss attributable to Acreage Holdings, Inc.	$(39,864)	$(4,509)	$(35,355)	784%	$(97,816)	$(2,787)	$(95,029)	n/m
The increases in net loss are driven by the factors discussed above.
The increase in loss allocated to the non-controlling interests was driven by the shift in ownership structure resulting from the RTO transaction. Certain former HSCP members contributed their units in HSCP to Acreage Holdings, WC, Inc. (“USCo2”) in exchange for non-voting shares of USCo2, and certain executive employees and profits interests holders remained unitholders of HSCP. These non-voting shares and units are exchangeable for either one Subordinate Voting Share of the Company or cash, as determined by the Company.
Summary of quarterly results
The following table presents selected financial information for the Company’s seven most recently completed quarters.

(in thousands, except per share amounts)	Q3’19	Q2’19	Q1’19	Q4’18	Q3’18	Q2’18	Q1’18
Revenue	$22,402	$17,745	$12,897	$10,472	$5,504	$2,951	$2,197
Net income (loss) attributable to Acreage Holdings, Inc.	(39,864)	(33,929)	(24,023)	(202,877)	(4,509)	5,996	(4,274)
Net income (loss) per share attributable to Acreage Holdings, Inc. - basic and diluted	(0.45)	(0.40)	(0.30)	(2.46)	(0.06)	0.11	(0.09)

Trends in quarterly results are consistent with the Company scaling up operations and expanding across the U.S. The large increase in net loss in Q4’18 is attributable to the change in fair value of derivative liabilities as well as compensation and legal expenses incurred as a result of the RTO.
Discussion of selected balance sheet changes

			Change
	September 30, 2019	December 31, 2018	$	%
Cash and cash equivalents	$37,638	$104,943	$(67,305)	(64)%
Short-term investments	—	149,090	(149,090)	n/m
Promissory notes receivable	53,339	30,545	22,794	75%
Capital assets, net	118,356	45,043	73,313	163%
Intangible assets, net	291,635	153,953	137,682	89%
Goodwill	106,956	32,116	74,840	233%
Debt	3,457	15,635	(12,178)	(78)%
Lease liabilities	37,526	—	37,526	n/m
Deferred tax liabilities	52,775	30,527	22,248	73%
n/m - Not meaningful
The Company’s change in cash and cash equivalents, short-term investments, promissory notes receivable, non-lease capital assets and debt balances are discussed in further detail in the liquidity and capital resources section below.
The Company’s increase in intangible assets, goodwill and deferred tax liabilities are primarily driven by purchases of businesses (such as Form Factory) and other assets as we expand our national footprint.
The increase in capital assets and lease liabilities is primarily due to the adoption of IFRS 16 - Leases on January 1, 2019. Deferred tax liabilities were incurred as a result of certain of the Company’s acquisitions.
4. LIQUIDITY AND CAPITAL RESOURCES
Our primary uses of capital include acquisitions, capital expenditures, servicing of outstanding debt and operating expenses. Our primary sources of capital include funds generated by cannabis sales as well as financing activities. To date, we have used private financing as a source of liquidity for short-term working capital needs and general corporate purposes. Our ability to fund our operations, capital expenditures, acquisitions, and other obligations depends on our future operating performance and ability to obtain financing, which are subject to prevailing economic conditions, as well as financial, business and other factors, some of which are beyond our control.

Change in Cash	Nine Months Ended September 30,		Change
	2019	2018	$	%
Net cash used in operating activities	$(52,698)	$(25,232)	$(27,466)	109%
Net cash provided by (used in) investing activities	18,303	(30,735)	49,038	n/m
Net cash provided by (used in) financing activities	(32,910)	113,808	(146,718)	n/m
Change in cash	$(67,305)	$57,841	$(125,146)	n/m
n/m - Not meaningful

As at September 30, 2019, we had $37,638 of cash and cash equivalents, $95 of restricted cash and $71,287 of working capital surplus (current assets minus current liabilities), compared with $74,072 of cash and cash equivalents, $95 of restricted cash and $15,335 of working capital surplus as at September 30, 2018.
We expect that our cash on hand and cash flows from operations, along with our ability to obtain private and/or public financing, will be adequate to support the capital needs of the existing operations as well as expansion plans for the next 12 months. While the Company’s rapid growth and continued expansion may result in negative operating cash flow for the year ending December 31, 2019, we do not believe our liquidity risk has increased significantly since our RTO transaction.

Cash used in operating activities
Net cash used in operating activities increased $27,466, or 109%, to $52,698 for the nine months ended September 30, 2019, primarily driven by an increase of general and administrative expenses and compensation expense.
Cash used in investing activities
Net cash provided by investing activities for the nine months ended September 30, 2019 was $18,303, primarily driven by the maturing of short-term investments, which contributed $149,828. Offsetting this cash provided was cash used as follows:

•	$77,617 spent on the advanced payments on and purchases of cannabis license holders and management contracts

•	$28,962 spent on capital expenditures to build out our owned operations

•	$21,420 advanced to entities, net of collections, with which we have a management or consulting services arrangement
Net cash used in investing activities for the nine months ended September 30, 2018 was $30,735, primarily driven by $24,758 spent on advanced payments on and purchases of cannabis license holders and management contracts and $7,868 spent on capital expenditures to build out our owned operations, partially offset by proceeds of $9,634 related to the sale of an investment.
Cash provided by financing activities
Net cash used in financing activities was $32,910 for the nine months ended September 30, 2019, primarily driven by the repayment of seller’s notes issued in connection with our roll-up transactions in the amount of $12,178 as well as the payment of $9,727 of investor and employee taxes withheld.
Net cash provided by financing activities was $113,808 for the nine months ended September 30, 2018, primarily driven by proceeds from HSCP’s Series E funding round.
5. OFF-BALANCE SHEET ARRANGEMENTS
Commitments
The Company provides revolving lines of credit to several of its portfolio companies. Refer to Note 7 for further information.
Definitive agreements
During the year ended December 31, 2018, the Company entered into membership interest purchase agreements with Greenleaf, which are subject to closing conditions such as the approval of license transfers by state regulators.
During the year ended December 31, 2018, the Company entered into a definitive agreement to acquire all ownership interests in GCCC Management, LLC, a management company overseeing the operations of Greenleaf Compassionate Care Center, Inc., a non-profit cultivation and processing facility in Rhode Island, for cash consideration of $10,000. The Company is working to resolve regulatory items outstanding prior to closing the transaction.
On April 17, 2019, the Company entered into a definitive agreement to acquire Deep Roots Medical, LLC (“Deep Roots”), a vertically integrated license holder in Nevada, for consideration of 4,762 HSCP units (valued at approximately $35,144 based on the September 30, 2019 closing price of $7.38 per share) and $20,000 in cash. The Company is working to resolve regulatory items outstanding prior to closing the transaction.
Canopy Growth
On June 19, 2019, the shareholders of the Company and of Canopy Growth Corporation (“Canopy Growth”) separately approved the proposed transaction between the two companies, and on June 21, 2019, the Supreme Court of British Columbia granted a final order approving the arrangement. Effective June 27, 2019, the articles of the Company were amended to provide Canopy Growth with the option (the “Canopy Growth Call Option”) to acquire all of the issued and outstanding shares in the capital of the Company (each, an “Acreage Share”), with a requirement to do so upon a change in federal laws in the United States to permit the general cultivation, distribution and possession of marijuana (as defined in the relevant legislation) or to remove the regulation of such activities from the federal laws of the United States (the “Triggering Event”), subject to the satisfaction of the conditions set out in the arrangement agreement entered into between Acreage and Canopy Growth on April 18, 2019, as amended on May 15, 2019 (the “Arrangement Agreement”). Holders of Acreage Shares and certain securities convertible or exchangeable into Class A subordinate voting shares of Acreage (the “Subordinate Voting Shares”) as of the close of business on June 26, 2019, received approximately $2.63, being their pro rata portion (on an as converted to Subordinate Voting Share basis) of US$300,000,000 (the “Option Premium”) paid by Canopy Growth to such persons as consideration for granting the Canopy Growth Call Option. The Option Premium was distributed to such holders of record on or before July 3, 2019.

Upon the occurrence of the Triggering Event, Canopy Growth is required to exercise the Canopy Growth Call Option and, subject to the satisfaction or waiver of the conditions to closing set out in the Arrangement Agreement, acquire (the “Acquisition”) each of the Subordinate Voting Shares of Acreage (following the automatic conversion of the Class B proportionate voting shares and Class C multiple voting shares of Acreage into Subordinate Voting Shares) for the payment of 0.5818 of a common share of Canopy Growth (each whole common share, a “Canopy Growth Share”) per Subordinate Voting Share (subject to adjustment in accordance with the terms of the Arrangement Agreement) (the “Exchange Ratio”).
HSCP unit holders will be required to convert their units within three years following the closing of the Arrangement as will holders of non-voting shares of USCo2.
The Company will be permitted to issue up to an additional 58 million Subordinate Voting Shares (of which approximately 52 million remain available for issuance as at September 30, 2019) without any adjustment being required to the Exchange Ratio. The HSCP units to be issued upon closing of Deep Roots discussed above also do not impact the Exchange Ratio. The Exchange Ratio is subject to adjustment in the circumstances set out in the Arrangement Agreement.
Surety bonds
The Company has indemnification obligations with respect to surety bonds primarily used as security against non-performance in the amount of $5,000 as at September 30, 2019, for which no liabilities are recorded on the unaudited Condensed Interim Consolidated Statements of Financial Position.
The Company is subject to other capital commitments and similar obligations. As at September 30, 2019 and December 31, 2018 such amounts were not material.
Contingencies
As at September 30, 2019, the Company has consulting fees payable in Subordinate Voting Shares up to a maximum of $8,750, which are contingent upon successful acquisition of certain state cannabis licenses. No reserve for the contingency has been recorded as at September 30, 2019.
The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulations as at September 30, 2019, cannabis regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties, or restrictions in the future.
The Company may be, from time to time, subject to various administrative, regulatory and other legal proceedings arising in the ordinary course of business. Contingent liabilities associated with legal proceedings are recorded when a liability is probable, and the contingent liability can be reasonably estimated.
New York outstanding litigation
On November 2, 2018, EPMMNY LLC (“EPMMNY”) filed a complaint in the Supreme Court of the State of New York, County of New York, asserting claims against 16 defendants, including NYCANNA, Impire, NYMRC (three wholly owned subsidiaries of the Company) and the Company. EPMMNY alleges that it was wrongfully deprived of a minority equity interest and management role in NYCANNA by its former partner, New Amsterdam Distributors, LLC, which attempted to directly or indirectly sell or transfer EPMMNY’s alleged interest in NYCANNA to other entities in 2016 and 2017, including Impire, NYMRC and HSCP. EPMMNY alleges that it is entitled to the value of its alleged minority interest in NYCANNA or minority ownership in NYCANNA. EPMMNY also alleges that certain defendants misused its alleged intellectual property and/or services, improperly solicited its employees, and aided and abetted or participated in the transfer of equity and/or business opportunities from EPMMNY. EPMMNY filed an amended complaint on January 31, 2019. On April 1, 2019, NYCANNA, HSCP, Impire, NYMRC and Acreage New York, LLC moved to dismiss the amended complaint. The Court heard oral argument on the motions to dismiss on September 5, 2019. While the Company anticipates a decision from the court on the motions to dismiss in the near future, the court has not yet decided nor indicated when a decision can be expected, nor is the court required to issue the decision in a certain time frame.
The Company will continue to vigorously defend this action, which it firmly believes is without merit, insofar as EPMMNY’s allegations that it was improperly deprived of its equity stake in NYCANNA before NYCANNA was acquired by the Company in a transaction that was fully approved by New York regulators. HSCP is also entitled to full indemnity from the claims asserted against it by EPMMNY pursuant to the purchase agreement pertaining to its acquisition of NYCANNA and personal guarantee by the largest shareholders of the seller.
As at the date of this filing, the Company does not have any other material off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of the operations or financial condition of the Company, including, and without limitation, such considerations as liquidity and capital resources.

6. TRANSACTIONS WITH RELATED PARTIES
Transactions with related parties are entered into in the normal course of business and are measured at the amount established and agreed to by the parties.
Related party promissory notes receivable
Acreage has certain outstanding notes receivable with related parties. Refer to Note 7 of the unaudited condensed interim consolidated financial statements for further information.
Other current assets
In March 2017, HSCP issued 6,000 Class C units to certain employees of HSCP in exchange for $630 of notes receivable. These notes bear interest at 2.05% annually. $315 was outstanding as at December 31, 2017, as HSCP forgave 50% of the amount outstanding in recognition of services performed and classified the forgiven amount as compensation expense in the year ended December 31, 2017. The remaining $315 was forgiven and recognized as compensation expense during the nine months ended September 30, 2018.
Key management personnel compensation
The Company’s compensation expense related to key management personnel during the three and nine months ended September 30, 2019 totaled $13,055 ($406 cash and $12,649 equity-based compensation) and $21,815 ($1,586 cash and $20,229 equity-based compensation), respectively.
The Company’s compensation expense related to key management personnel during the three and nine months ended September 30, 2018 totaled $2,036 and $2,614, respectively, which includes cash and equity-based compensation.
7. PROPOSED TRANSACTIONS
GreenAcreage Real Estate Corp. (“GreenAcreage”) Transaction
In October and November of 2019, Acreage closed on a series of sales-leaseback transactions with GreenAcreage for aggregate cash proceeds of $19 million.
Compassionate Care Foundation, Inc. (“CCF”)
On November 15, 2019, Acreage entered into a Reorganization Agreement with CCF, pursuant to which Acreage will acquire 100% of the equity interests in CCF, pending state approval. The outstanding amounts receivable under the line of credit discussed in Note 7 will convert to 54% ownership, and the Company will pay $10 million for the remaining 46%.
8. CHANGES IN OR ADOPTION OF ACCOUNTING POLICIES
This MD&A should be read in conjunction with the audited financial statements of the Company for the years ended December 31, 2018 and 2017. The Company implemented the following additional policies beginning January 1, 2019:
Leases
The Company adopted IFRS 16 - Leases (“IFRS 16”) on January 1, 2019. IFRS 16 introduced a single on-balance sheet accounting model for lessees which replaced IAS 17 - Leases (“IAS 17”). Leasing activity for the Company typically involves the leases of land or buildings to operate cannabis dispensaries, processing or cultivation facilities or corporate offices.
The Company previously classified leases as either operating or finance leases from the perspective of the lessee. Under IFRS 16, the Company recognizes right-of-use assets and lease liabilities for most leases. The Company adopted IFRS 16 using the modified retrospective cumulative catch-up approach beginning on January 1, 2019. Under this approach, the Company did not restate its comparative amounts and recognized a right-of-use asset equal to the present value of the future lease payments. The Company elected to apply the practical expedient to only transition contracts which were previously identified as leases under IAS 17, and also elected to not recognize right-of-use assets and lease liabilities for leases of low-value assets. The Company accounted for leases for which the lease term ends within 12 months of the date of initial application as short-term leases.
Right-of-use assets and lease liabilities of $12,575 were recorded as at January 1, 2019, with no net impact on retained earnings. When measuring lease liabilities, the Company discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 11.9%. Refer to Note 8 and Note 10 for discussion on the impact for the three and nine months ended September 30, 2019.

The following table reconciles the Company’s operating lease obligations as at December 31, 2018, as previously disclosed in the Company’s consolidated financial statements, to the lease obligations recognized on initial application of IFRS 16 at January 1, 2019:

Operating lease commitments as at December 31, 2018	$12,075
Discounted using the Company’s incremental borrowing rate as at January 1, 2019	$8,235
Extension options reasonably certain to be exercised	4,340
Total lease liabilities recognized at January 1, 2019	$12,575
Policy applicable from January 1, 2019
At inception of a contract, the Company assesses whether a contract is, or contains, a lease, depending on if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. The Company recognizes a right-of-use asset, initially measured at cost and subsequently depreciated using the straight-line method over the shorter of the asset’s useful life (determined on the same basis as capital assets) or the end of the lease term. A corresponding lease liability is recognized, initially measured at the present value of the future lease payments (which include payments under extension options that the Company is reasonably certain to exercise), discounted using the interest rate implicit in the lease or, if not readily determinable, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method.
The right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability. The lease liability is remeasured when there is a change in future lease payments resulting from a change in index or rate or if the Company changes its assessment of whether it will exercise an option to extend, purchase or terminate. Should the corresponding right-of-use asset have been reduced to zero when the lease liability is remeasured, the adjustment would be recorded through profit or loss.
The Company has exercised judgment to determine both the applicable discount rate as well as the lease term for lease contracts that contain renewal options. The discount rate used is based on the Company’s incremental borrowing rate and is risk-adjusted based on a variety of factors, such as location and planned use. The assessment of whether the Company is reasonably certain to exercise renewal options impacts the lease term, which directly affects the amount of right-of-use assets and lease liabilities recognized.
The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
9. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
The Company has exposure to the following risks from its use of financial instruments and other risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include market, credit, liquidity, asset forfeiture, banking and interest rate risk.
Market risk
Strategic and operational risks arise if the Company fails to carry out business operations and/or to raise sufficient equity and/or debt financing. These strategic opportunities or threats arise from a range of factors that might include changing economic and political circumstances and regulatory approvals and competitor actions. The risk is mitigated by consideration of other potential development opportunities and challenges which management may undertake.
Credit risk
The Company’s exposure to non-payment or non-performance by its counterparties is a credit risk. The maximum credit exposure as at September 30, 2019 is the carrying amount of cash and cash equivalents, restricted cash, accounts receivable and other receivables and promissory notes receivable. The Company does not have significant credit risk with respect to customers. The Company mitigates its credit risk on its other receivables and promissory notes receivable by securing collateral, such as capital assets, and by its review of the counterparties and business review. The Company considers a variety of factors when determining interest rates for notes receivable, including the creditworthiness of the counterparty, market interest rates prevailing at the note’s origination and duration and terms of the note. The Company calculates ECLs based on analysis of the creditworthiness of the counterparties, collateral held and future expected cash flows within the cannabis industry. The calculation considers the maximum amount allowable to be drawn in the future under line of credit agreements. Refer to Note 7 of the unaudited condensed interim consolidated financial statements for further discussion.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company endeavors to ensure that there is sufficient liquidity in order to meet short-term business requirements, after taking into account the Company’s cash holdings. As at September 30, 2019, the Company’s financial liabilities consist of accounts payable and accrued liabilities which have contractual maturity dates within one year, short-term debt which is payable within one year, long-term debt which matures in 2021 and lease liabilities, which are summarized in Note 10 of the unaudited condensed interim consolidated financial statements for further discussion. The Company manages its liquidity risk by reviewing its capital requirements on an ongoing basis. Based on the Company’s working capital position as at September 30, 2019, management regards liquidity risk to be low.
Asset forfeiture risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property were never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
Banking risk
Notwithstanding that a majority of states have legalized medical marijuana, there has been no change in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the marijuana industry. Given that U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept for deposit funds from businesses involved with the marijuana industry. Consequently, businesses involved in the marijuana industry often have difficulty accessing the U.S. banking system and traditional financing sources. The inability to open bank accounts with certain institutions may make it difficult to operate the businesses of the Company, its subsidiaries and investee companies, and leaves their cash holdings vulnerable. The Company has banking relationships in all jurisdictions in which it operates.
In addition, the Company maintains cash with various U.S. banks and credit unions with balances in excess of the Federal Deposit Insurance Corporation and National Credit Union Share Insurance Fund limits, respectively. The failure of a bank or credit union where the Company has significant deposits could result in a loss of a portion of such cash balances in excess of the insured limit, which could materially and adversely affect the Company’s business, financial condition, results of operations and the market price of the Company’s capital stock.
Interest rate risk
Interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate as a result of changes in market interest rates. The Company’s interest-bearing loans and borrowings are all at fixed interest rates. The Company considers cash flow interest rate risk to be immaterial.
Capital risk management
The Company considers its capital structure to include contributed capital, accumulated deficit, non-controlling interests and any other component of equity. The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it as appropriate given changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue new debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.
Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There have been no changes to the Company’s capital management approach during the nine months ended September 30, 2019.

10. OUTSTANDING SHARE DATA
The following share capital data is current as of the date of this document:

Shares Outstanding (expressed in 000s)	Subordinate Shares (on an as converted basis)
Issued and Outstanding Shares:
Subordinate Voting Shares	67,938
Subordinate Voting Shares held in treasury	(842)
Proportionate Voting Shares (1)	23,147
Multiple Voting Shares	168
Total Company shares	90,411
Non-controlling interest convertible units	25,207
Total Issued and Outstanding	115,618

Options	5,607
Warrants	2,039
RSUs	8,053
HSCP unvested profits interests	1,000
Fully Diluted	132,317
(1) Presented on an as converted basis at the forty Subordinate Voting Shares to one Proportionate Voting Share exchange ratio.